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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2001

Activcard S.A.
(exact name of registrant as specified in its charter)

24-28 Avenue du General de Gaulle
92156 Suresnes Cedex France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]            Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [  ]            No [X]

Forward-looking Statements

    This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the most recent ActivCard S.A. annual report, which is available from the company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

    This Form 6-K includes the press release "ActivCard Anticipates 8th Consecutive Quarter of Record Revenue," dated October 4, 2001.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2001

ActivCard, S.A.
By:	/s/ BLAIR GEDDES Name: Blair Geddes Title: Chief Financial Officer

ACTIVCARD ANTICIPATES 8TH CONSECUTIVE QUARTER OF RECORD REVENUE

    FREMONT, CA—October 4, 2001—ActivCard (Nasdaq: ACTI / Nasdaq Europe: ACTI), a leading provider of smart card and digital identity provisioning products and technology, today provided a preliminary outlook for its third quarter ended September 30, 2001.

    Despite negative global macro-economic conditions, the Company anticipates record revenue for its third quarter 2001 in the range of $8.6 million to $9.0 million, including $3.2 million from a non-monetary transaction. Revenue for the comparable period in 2000 was $5.1 million. The Company expects gross margins to be significantly higher than last quarter. Operating expenses, including recent acquisitions, are expected to be in the range of $12.3 million to $12.7 million and operating loss for the quarter is expected to be less than the $6.1 million loss reported for the second quarter of 2001.

    "While difficult economic conditions, particularly in Europe, appear to have led to the deferral of orders from the third quarter to the fourth quarter and into 2002, the Company anticipates record third quarter consolidated revenues as well as record revenues in both the U.S. and Asia," said Blair Geddes, Chief Financial Officer of ActivCard.

    Declining interest rates and a weaker US Dollar contributed to lower interest income and a foreign exchange loss for the quarter. The variances in these non-operating items, compared to the second quarter of 2001, accounted for approximately $0.06 of the anticipated loss per share. The Company anticipates a loss per diluted share in the range of $0.10 to $0.12. The financial results are preliminary and are subject to further review by the Company and its auditors.

    In connection with the non-monetary transaction, ActivCard signed two strategic, co-licensing, co-marketing and co-selling agreements with a major global service provider. These agreements combined with ActivCard's recent acquisition of Authentic8, have created a powerful product and services foundation for extremely large scale federated smart card and digital identity services. Government ID programs, healthcare privacy requirements, on-line financial services and corporate identity systems will benefit from a secure, cost effective, easy to deploy, use and manage digital identity solution. Details of this new relationship will be announced in the coming weeks.

    ActivCard will release third quarter financial results on October 30, 2001, and expects to provide further guidance on the Company's future performance at that time.

About ActivCard

    ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communications and transactions. ActivCard solutions, in conjunction with the applications support for public key-based data confidentiality, and integrity, allow individuals and businesses to perform secure online transactions over the Internet with the ease-of-use of an ATM transaction. Today, more than 2 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard has headquarters in Fremont, California, and Suresnes, France with worldwide operations in Australia, Germany, Japan, Sweden, Singapore, the United Kingdom and The Netherlands.

    The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, international operations, acquisitions and managing the company's future growth, and other risks identified in the Company's periodic filings with the United States Securities and Exchange Commission, including but not limited to those appearing under the caption "Risk Factors" in the Company's annual report on Form 20-F. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Forward-looking Statements